UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Vanda Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

921659108
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 921659108		13D	Page 2 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 3,665,852
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,665,852
11			Aggregate Amount Beneficially Owned by Each Reporting Person 3,665,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 13.8%
14			Type of Reporting Person PN

CUSIP No. 921659108		13D	Page 3 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 3,665,852
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,665,852
11			Aggregate Amount Beneficially Owned by Each Reporting Person 3,665,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 13.8%
14			Type of Reporting Person OO

CUSIP No. 921659108		13D	Page 4 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds PF, WC, OO
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 3,883,436
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,965,852
11			Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 14.9%
14			Type of Reporting Person IN

Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 6, 2008 and amended on November 17, 2008 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Vanda Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).

Items 3, 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D, on November 20, 2008, Tang Capital Partners, LP purchased 145,000 shares of Vanda Pharmaceuticals Inc.’s common stock through the open market for $0.7278 per share.

In the past, Tang Capital Partners, LP has held some of its shares in commingled margin accounts, which extended margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may have from time to time had debit balances. Since other securities were held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.  As of the date of this letter, no shares of Common Stock are held in margin accounts or otherwise pledged as security.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the Common Stock is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses.

Since the date of the last filing on Schedule 13D, Kevin C. Tang has continued to have discussions with the Issuer and its Board of Directors in regards to the strategic direction of the Issuer.  Mr. Tang has expressed his opinion and proposed to the Issuer and its Board of Directors that in order to maximize value for all Stockholders, the Issuer must cease operations immediately, liquidate the Issuer’s assets and distribute all remaining capital to the Stockholders.

Since the Issuer continues to operate as of the date of this filing and has not publicly announced any plan of liquidation and dissolution, the Reporting Persons believe the Issuer’s Board of Directors has rejected their proposal to immediately cease all operations, liquidate the Issuer’s assets and distribute all remaining capital to the stockholders.  In light of the foregoing, and in order to preserve and maximize the diminishing value of the Issuer’s assets for the benefit of all Stockholders, the Reporting Persons determined to nominate certain individuals to be elected to the Issuer’s Board of Directors at the 2009 Annual Meeting of Stockholders, and propose certain resolutions to the Issuer’s Stockholders, as discussed in more detail below.

On February 13, 2009, Tang Capital Partners, LP delivered a letter (the “Letter”) to the Nominating and Governance Committee of the Issuer recommending the following individuals (the “Nominees”) as nominees for election to the Issuer’s Board of Directors at the 2009 Annual Meeting of Stockholders:

Kevin C. Tang

Andrew D. Levin, M.D., Ph.D.

On the same date, Tang Capital Partners, LP also delivered a notice (the “Notice”) to the Issuer of its intention to take the following actions at the 2009 Annual Meeting of Stockholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof:

(1) nominate the Nominees as candidates for election to the Issuer’s Board of Directors;

(2) propose resolutions of the stockholders of the Issuer to amend the Bylaws to (i) provide that the Issuer’s Annual Meetings of Stockholders for each year commencing in 2010 be held on April 30th or, if April 30th is not a business day, on the first business day following April 30th and (ii) provide that certain matters requiring the approval of the Issuer’s Board of Directors require a unanimous vote for such approval; and

(3) propose resolutions of the stockholders of the Issuer to request that the Board of Directors promptly take all necessary action to swiftly and orderly liquidate the Issuer’s remaining assets and return all remaining capital to the Issuer’s stockholders.

In connection with such recommendation and notice, and in full compliance with the requirements of Section 2.7 of the Issuer’s bylaws, Tang Capital Partners, LP provided the Issuer with certain information about each nominee.  Copies of the Letter and the Notice are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively, and incorporated by reference herein.

The Reporting Persons have requested to inspect stockholder records of the Issuer pursuant to the Delaware General Corporation Law and may submit a request letter to the Issuer pursuant to Rule 14a-7 of the Exchange Act, requesting the Issuer’s stockholder list and security position listings to determine if it is necessary to disseminate solicitation materials to the holders of the Common Stock and for use in any such solicitation.

The Reporting Persons intend to continue to have discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties and may exchange information with such parties.  In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, management, personnel, strategic direction or future plans, including but not limited to the composition of the Issuer’s Board, the sale, transfer or other disposition of some or all of the Issuer’s assets, a corporate restructuring, spin-off or other organizational changes.  Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares, disposing shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	3,665,852 shares, representing 13.8% of the class
	Tang Capital Management, LLC	3,665,852 shares, representing 13.8% of the class
	Kevin C. Tang	3,965,852 shares, representing 14.9% of the class

Tang Capital Partners, LP is the beneficial owner of 3,665,852 shares of the Issuer’s common stock and shares voting and dispositive power over such securities with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 3,665,852 shares beneficially owned by Tang Capital Partners, LP and shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 3,965,852 shares of the Issuer’s common stock, comprising 3,665,852 shares beneficially owned by Tang Capital Partners, LP, 217,584 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., 41,208 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), and 41,208 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  Haeyoung K. Tang is a U.S. citizen. Chang L. and Chung W. Kong are retired U.S. citizens.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,665,852 shares
Tang Capital Management, LLC	3,665,852 shares
Kevin C. Tang	3,883,436 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,665,852 shares
Tang Capital Management, LLC	3,665,852 shares
Kevin C. Tang	3,965,852 shares

(c)           Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

Exhibit 2	February 13, 2009 Recommendations for Candidates for Election as Directors at the 2009 Annual Meeting of Stockholders of Vanda Pharmaceuticals Inc.

Exhibit 3	February 13, 2009 Stockholder’s Notice of Nomination of Persons for Election as Directors and Other Proposed Business at the 2009 Annual Meeting of Stockholders of Vanda Pharmaceuticals Inc.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

February 18, 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang